Exhibit 99.13(c)(6)

Aberdeen Asia-Pacific Income Fund, Inc.

NYSE MKT: FAX   Cusip: 003 009 107

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

DISTRIBUTION NOTICE

Aberdeen Asia-Pacific Income Fund, Inc. (NYSE American: FAX) (the “Fund”), a closed-end fund, today announced that it paid on April 30, 2019, a distribution of US $0.0275 per share to all shareholders of record as of April 22, 2019 (ex-dividend date April 18, 2019).  As announced on April 9, 2019,  the Fund reduced its monthly distribution from $0.035 per share to $0.0275 per share, commencing with the distribution payable on April 30, 2019. This represents a change in the annualized distribution rate from 8.7% to 6.8% based on NAV as of March 31, 2019.

The investment objective of the Fund is to obtain current income. The Fund may also achieve incidental capital appreciation. The Fund has returned 7.8% annually since inception, and 6.9% for the 10 years, to March 31, 2019, respectively(1).

The Fund’s distribution policy is to provide investors with a stable monthly distribution out of current income, supplemented by realized capital gains and, to the extent necessary, paid-in capital.  The Fund’s monthly distribution has remained unchanged since February 2002. The current reduction in distribution takes into account many factors, including, but not limited to, current and expected earnings and Aberdeen Standard Investments (Asia) Limited’s, the Investment Manager, economic and market outlook.  The Investment Manager has advised the Fund Board that it believes that the reduced monthly distribution is more consistent with the sustainable earnings of the Fund.

As of February 28, 2019, over 70% of the Fund’s portfolio is invested in bonds rated BBB or higher and, despite the change in monthly distribution, the Fund is continuing to pay a monthly distribution to shareholders at a level which exceeds that of the Bloomberg Barclays US Corporate High Yield Bond Index(2). The Investment Manager believes the Fund continues to offer a competitive level of income by investing in a high quality and diversified portfolio of securities, currently exposed to more than 20 countries and 11 currencies. As of February 28, 2019, the largest currency exposure in the portfolio is US Dollar at 49%, followed by the Australian Dollar at 27% and a basket of nine Asian currencies totalling 24%. The Investment Manager believes the portfolio offers a differentiated source of income for investors.

THE INVESTMENT MANAGER’S MARKET OUTLOOK

The economic and capital market conditions in which the Fund operates have evolved over time in the view of the Investment Manager.  Today, Asia stands on the right side of global imbalances. A greater proportion of global GDP has shifted to Asia over the last two decades since the Asian Financial Crisis in the late 1990s. Balance of payments are mostly in surplus, foreign exchange reserves are large, banking systems reflect the “old-fashioned way”, with deposits in excess of loans, while consumers are savings-rich with low levels of debt, especially low levels of mortgage and credit card debt. This contrasts with the considerations faced by the indebted G8 countries. Countries such as Indonesia, Philippines, South Korea and China, which had S&P foreign currency ratings of CCC, BB, BBB+ and BBB+, respectively, in the early 2000s, today are rated BBB-,

(1)  Past performance is no guarantee of future results. Investment returns and principal value will fluctuate and shares, when sold, may be worth more or less than original cost. Current performance may be lower or higher than the  performance data quoted. NAV return data includes investment management fees, custodial charges, bank loan expenses and administrative fees (such as Director and legal fees) and assumes the reinvestment of all distributions. The Fund is subject to investment risk, including the possible loss of principal. Returns for periods less than one year are not annualized.

(2)  Bloomberg Barclays US Corporate High Yield Bond Index as of 4/3/19, Yield to Worst of : 6.26% with Average Credit quality: B+

BBB, AA and A+, while the currency ratings of countries such as Italy, France, the UK  and even the USA are rated the same or lower in many cases.

Policy makers have also focused on improving capital market conditions, which have seen significant improvements in terms of the depth, liquidity and sophistication in Asia. This has opened up a wider range potential investment of opportunities for the Fund, such as onshore access to bonds in China and India and even some of the frontier bond markets. It has also meant that global participation in regional markets has increased, particularly as countries such as Indonesia and, more recently, China have joined emerging and/or developed market bond indices, raising foreign demand but also pushing down yields.

Today we also find ourselves in a relatively unusual environment, as global policy makers struggle to stimulate growth and the percentage of negatively yielding bonds rises once again towards 20%, while global yields remain suppressed, particularly as the US Federal Reserve’s normalization cycle comes to an earlier end than previously expected.

In such an environment, the Investment Manager believes that exposure to Asia’s higher quality debt markets plays an increasingly important role in helping investors pursue their investment objectives. Bond yields in some markets like Australia, however, are now below those of the US. While yields have declined, driven by the factors discussed above, and will likely continue to remain lower than historical levels as fundamentals continue to improve, the level of yields versus developed markets, including US Treasuries, has widened since the 2008 Global Financial Crisis and are expected to continue to remain a source of better value.

TAX AND ACCOUNTING

Under U.S. tax rules applicable to the Fund, the amount and character of distributable income for each fiscal year can be finally determined only as of the end of the Fund’s fiscal year. However, under Section 19 of the Investment Company Act of 1940, as amended (the “1940 Act”) and related Rules, the Fund may be required to indicate to shareholders the source of certain distributions to shareholders.

The following table sets forth the estimated amounts of the sources of the distribution for purposes of Section 19 of the 1940 Act and the Rules adopted thereunder. The table has been computed based on generally accepted accounting principles.  The table includes estimated amounts and percentages for this distribution and for the cumulative distributions paid relating to fiscal year to date (11/01/2018 - 03/31/19), from the following sources: net investment income; net realized short-term capital gains; net realized long-term capital gains; and return of capital.  The estimated composition of the distributions may vary from month to month because the estimated composition may be impacted by future income, expenses and realized gains and losses on securities and currencies.

	Estimated Amounts of Current Monthly Distribution per share ($)	Estimated Amounts of Current Monthly Distribution per share (%)	Estimated Amounts of Fiscal Year to Date Cumulative Distributions per share ($)	Estimated Amounts of Fiscal Year to Date Cumulative Distributions per share (%)
Net Investment Income	$0.0116	42%	$0.0851	42%
Net Realized Short-Term Capital Gains*	—	—	—	—
Net Realized Long-Term Capital Gains	—	—	—	—
Return of Capital	$0.0159	58%	$0.1174	58%
Total (per common share)	$0.0275	100%	$0.2025	100%

*includes currency gains

The Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

Shareholders should not draw any conclusions about the Fund’s investment performance from the amount of the Fund’s current distributions or from the terms of the distribution policy (the “Distribution Policy”).

The amounts and sources of distributions reported in this notice are only estimates and are not being provided for tax reporting purposes. The final determination of the source of all distributions in 2019 will be made after year-end. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of the fiscal year and may be subject to change based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

The following table provides information regarding the Fund’s total return performance based on net asset value (NAV) over various time periods compared to the Fund’s annualized and cumulative distribution rates.

Average Annual Total Return on NAV for the 5 Year Period Ending 03/31/2019(1)	2.02%
Current Fiscal Period’s Annualized Distribution Rate on NAV(2)	8.66%
Fiscal Year to Date (11/01/2018 to 03/31/2019)
Cumulative Total Return on NAV(1)	10.23%
Cumulative Distribution Rate on NAV(2)	3.61%

(1)Return data is net of all fund expenses and fees and assumes the reinvestment of all distributions reinvested at prices obtained under the Fund’s dividend reinvestment plan.

(2) Based on the Fund’s NAV as of March 31, 2019.

While NAV performance may be indicative of the Fund’s investment performance, it does not measure the value of a shareholder’s investment in the Fund. The value of a shareholder’s investment in the Fund is determined by the Fund’s market price, which is based on the supply and demand for the Fund’s shares in the open market.

Pursuant to an exemptive order granted by the Securities and Exchange Commission on March 30, 2010, the Fund may distribute any long-term capital gains more frequently than the limits provided in Section 19(b) under the 1940 Act and Rule 19b-1 thereunder. Therefore, distributions paid by the Fund during the year may include net income, short-term capital gains, long-term capital gains and/or a return of capital. Net income dividends and short-term capital gain dividends, while generally taxable at ordinary income rates, may be eligible, to the extent of qualified dividend income earned by the Fund, to be taxed at a lower rate not to exceed the maximum rate applicable to your long-term capital gains. Distributions made in any calendar year in excess of investment company taxable income and net capital gain are treated as taxable ordinary dividends to the extent of undistributed earnings and profits, and then as a return of capital that reduces the adjusted basis in the shares held. To the extent return of capital distributions exceed the adjusted basis in the shares held, capital gain is recognized with a holding period based on the period the shares have been held at the date such amount is received. Shareholders should not draw any conclusions about the Fund’s investment performance from the terms of the distribution policy. The final determination of the source of all distributions will be made after year-end. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the fiscal year and may be subject to change based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report distributions for federal income tax purposes.

The payment of distributions in accordance with the Distribution Policy may result in a decrease in the Fund’s net assets. A decrease in the Fund’s net assets may cause an increase in the Fund’s annual operating expense ratio and a decrease in the Fund’s market price per share to the extent the market price correlates closely to the Fund’s net asset value per share. The Distribution Policy may also negatively affect the Fund’s investment activities to the extent that the Fund is required to hold larger cash positions than it typically would hold or to the extent that the Fund must liquidate securities that it would not have sold, for the purpose of paying the distribution. The Fund’s Board of Directors has the right to amend, suspend or terminate the Distribution Policy at any time. The amendment, suspension or termination of the Distribution Policy may affect the Fund’s market price per share. Investors should consult their tax advisor regarding federal, state and local tax considerations that may be applicable in their particular circumstances.

Circular 230 disclosure:  To ensure compliance with requirements imposed by the U.S. Treasury, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

Aberdeen Standard Investments is a brand of the investment businesses of Standard Life Aberdeen plc, its affiliates and subsidiaries. In the United States, Aberdeen Standard Investments is the marketing name for the following affiliated, registered investment advisers:  Aberdeen Standard Investments Inc., Aberdeen Asset Managers Ltd., Aberdeen Standard Investments Australia Ltd., Aberdeen Standard Investments (Asia) Ltd., Aberdeen Capital Management, LLC, Aberdeen Standard Investments ETFs Advisors LLC and Standard Life Investments (Corporate Funds) Ltd.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the NAV of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective. Past performance does not guarantee future results.